
13000631

RECEIVED
2013 FEB 12 PM 5: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Attn:

Office of filing support

Ivan Griswold

Securities and Exchange Commission

From:

Brian Laoruangroch

PhoneRepairShop.com

Case number 024-10342

Amendment to Regulation A filing Form 1A

I amend the filing of our form A1 for PhoneRepairShop.com to reflect the following additional language "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A"



Brian Laoruangroch February 12, 2013